UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35860 / January 6, 2026

In the Matter of:

Oxford Square Capital Corp.
Oxford Square Management, LLC
Oxford Lane Capital Corp.
Oxford Lane Management, LLC
Oxford Park Income Fund, Inc.
Oxford Park Management, LLC
Oxford Gate Management, LLC
certain of their affiliated entities as described in Schedule A to the application

8 Sound Shore Drive, Suite 255
Greenwich, CT 06830

812-15840

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Oxford Square Capital Corp., et al. filed an application on June 27, 2025, and an amendment to
the application on October 14, 2025, requesting an order under sections 17(d) and 57(i) of the
Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit
certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule
17d-1 under the Act. The order would permit certain registered closed-end management
investment companies and business development companies (collectively, the "Regulated
Funds") to co-invest in portfolio companies with each other and with certain affiliated
investment entities.

On December 11, 2025, a notice of the filing of the application was issued (Investment Company
Act Release No. 35820). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Oxford Square Capital Corp., et al. (File No. 812-15840) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.